

Use of Proceeds

MedFire Innovations, Inc., is seeking to raise up to $1,000,000 Class A Preferred Shares in this development phase to fund the growth and expansion of our Company.

The Company intends to use the proceeds raised from the crowdfunding 2023 campaign as follows:

FUNDRAISING NEEDS: MedFire Innovations is seeking to raise up to $1,000,000 via equity Class A Preferred shares.

$ 375,000:	Research & Development
$ 130,000:	Marketing & Advertising
$ 150,000:	Hiring additional Sales and Marketing Personnel
$ 100,000:	On-going operations and reserves
$ 100,000:	Product & Device manufacturing
$ 125,000:	Trade-show Marketing
$ 20,000:	Website – Design, functionality, and applications

The minimum target offering amount and the deadline to reach the minimum target offering amount. The minimum target offering amount is $50,000, and the deadline to reach this amount is April 30, 2023. If the sum of the investment commitments does not equal or exceed the minimum target offering amount at the offering deadline, no securities will be sold in this Regulation Crowdfunding offering, investment commitments will be cancelled, and committed funds will be returned. We plan for this offering to have a "rolling close." Once we meet the minimum target offering amount, that amount will be closed, and those funds will be released to us. Before the funds investors have committed are released to us, such investors will be notified that the minimum portion of our offering will be closed. Oversubscriptions will be allocated on a first-come, first-served basis.

The closings will occur at milestone increments, as shown below. Once we reach our maximum target offering amount (Tenth Milestone) or our offering deadline, whichever comes first, our offering will end and all funds that have been committed but not yet released to us will then be released to us (provided that we have raised at least our minimum target offering amount).

Description of the purpose and intended use of the offering proceeds. MedFire Innovations will use the proceeds of this Regulation Crowdfunding Offering to increase our research and development of current and new innovations, products, and devices. We also intend on launching a targeted digital media and marketing campaign aimed at building a large recurring and new customer base for all three of our divisions and initiating radio and television advertising for our Jobs and Expo divisions. Additionally, funds will be used to hire additional sales and research staff, and to build out our manufacturing and distribution capabilities, and for acquiring new laboratory and office space.

First Milestone: $50,000 (minimum target offering amount). When MedFire meets the First Milestone, it plans to use the proceeds to introduce our newest device(s) into the healthcare markets in the United States. We will do this by using multiple marketing strategies that include direct sales, digital advertising, and to complete the buildout of our website platform(s).

Category	Campaign Total	Milestone 1 (Minimum Target Amount)
Marketing of MedFire Innovations (including: Direct sales, digital, print, radio, and video advertising).	**$130,000**	**$30,000**
Website Development and maintenance	**$20,000**	**$20,000**

Second Milestone: $100,000 (additional $50,000 raised). When MedFire reaches the Second Milestone, it plans to use the proceeds for on-going marketing of our current products, and to continue our research and development of our newest product in development.

Category	Campaign Total	Milestone 2
Marketing of MedFire Innovations, et al (including: Direct sales, digital, print, radio, and video advertising).	**$130,000**	**$25,000**
Research & Development of current and new projects (including: costs associated with development, clinical studies, testing in various categories, regulatory compliance, prototype development, legal and administrative costs).	**$375,000**	**$25,000**

Third Milestone: $200,000 (additional $100,000 raised). When MedFire reaches the Third Milestone, it plans to use the proceeds to complete the research and development of our newest device our Company has currently in the final phase of development, and to enter into the application phase of this device.

Category	Campaign Total	Milestone 3
Research & Development of current and new projects (including: costs associated with development, clinical studies, testing in various categories, regulatory compliance, prototype development, legal and administrative costs).	$375,000	$100,000

Fourth Milestone: $300,000 (additional $100,000 raised). When MedFire reaches the Fourth Milestone, it plans to use the proceeds to complete the research and development and the final phase device testing and complete the regulatory application process for the device.

Category	Campaign Total	Milestone 4
Research & Development of current and new projects (including: costs associated with development, clinical studies, testing in various categories, regulatory compliance, prototype development, legal and administrative costs).	$375,000	$100,000

Fifth Milestone: $400,000 (additional $100,000 raised). When MedFire reaches the Fifth Milestone, it plans to use the proceeds to develop and use trade-show marketing to introduce our product(s) to various trade groups to generate sales and build market share. Additional funds in this milestone will be used for various forms of marketing of our product(s).

Category	Campaign Total	Milestone 5
Marketing of MedFire Innovations, et al (including:	$130,000	$25,000

Direct sales, digital, print, radio, and video advertising).		
Trade – Show Marketing (includes all MedFire products and services)	**$125,000**	**$75,000**

Sixth Milestone: $500,000 (additional $100,000 raised). When MedFire reaches the Sixth Milestone, it plans to use the proceeds to hire additional sales and marketing staff.

Category	Campaign Total	Milestone 6
Hiring of Marketing Staff for MedFire Innovations (Direct Sales)	**$150,000**	**$100,000**

Seventh Milestone: $600,000 (additional $100,000 raised). When MedFire reaches the Seventh Milestone, it plans to use the proceeds to continue with advertising and marketing of our various products and company divisions; and to include an increase in trade-show marketing through various industry tradeshows.

Category	Campaign Total	Milestone 7
Hiring of Marketing Staff for MedFire Innovations (including: Marketing staff)	**$150,000**	**$50,000**
Trade – Show Marketing (includes all MedFire products and services)	**$125,000**	**$50,000**

Eighth Milestone: $700,000 (additional $100,000 raised). When MedFire reaches the Eighth Milestone, it plans to use the proceeds to move forward with research and development of new innovations currently in our proposal catalog.

Category	Campaign Total	Milestone 8
Research & Development of current and new projects (including: costs associated with development, clinical studies, testing in various categories, regulatory compliance, prototype development, legal and administrative costs).	$375,000	$100,000

Ninth Milestone: $800,000 (additional $100,000 raised). When MedFire reaches the Ninth Milestone, it plans to use the proceeds to manufacture additional product necessary from sales of our product(s) and devices derived from our sales and marketing efforts.

Category	Campaign Total	Milestone 9
Manufacturing of products developed for MedFire Innovations (additional money for additional manufacturing needs to supply product to customers)	$100,000	$100,000

Tenth Milestone: $1,000,000 (additional $200,000 raised). When MedFire reaches the Tenth Milestone, it plans to use the proceeds to continue with sales and marketing, ongoing research and development, and to keep some monies in our reserves.

Category	Campaign Total	Milestone 10
Marketing of MedFire Innovations, et al (including: Direct sales, digital, print, radio, and video advertising).	$130,000	$50,000
Research & Development of current and new projects (including: costs associated		

with development, clinical studies, testing in various categories, regulatory compliance, prototype development, legal and administrative costs).	**$375,000**	**$50,000**
Reserve Monies for MedFire Innovations (monies to be used for general purposes, or, for unseen needs during the course of normal operations)	**$100,000**	**$100,000**

Note: A significant amount of our capital raise will be used for current and ongoing research and development of product(s) and devices. Below is a breakdown of the proposed use of funds for one of our devices that is in the final phase of development and testing to finalize regulatory requirements of use. These funds to be used for this final phase of development are noted in our Research & Development budget of $375,000.

1. Product Development (various costs associated with all development) $50,000
2. Pilot Production for Clinical Studies (1,000 units) $15,000
3. Benchtop Testing $35,000
4. Biocompatibility Testing $15,000
5. Clinical Testing $50,000
6. Regulatory compliance $20,000
7. Production molds $50,000
8. Legal and Administrative costs $10,000

In summary, if the Company raises the full maximum target offering amount, it will be able to initiate the completion of research and development for multiple products and devices the Company is currently selling, and in final development. Additional funds raised during this period will allow for continued research and development of new products and devices being developed to sell into the healthcare markets, and into other related markets. Additionally, if the full maximum target offering amount is met, our Company will be able to increase sales and staff, and maximize our sales, marketing, and advertising efforts.

Breakdown of All Milestones for MedFire Innovations

Category	Campaign Total	All Milestones
Marketing of MedFire Innovations, et al (including: Direct sales, digital, print, radio, and video advertising).	**$130,000**	$130,000

Website Development and maintenance	**$20,000**	$20,000
Research & Development of current and new projects (including: costs associated with development, clinical studies, testing in various categories, regulatory compliance, prototype development, legal and administrative costs).	**$375,000**	$375,000
Trade – Show Marketing (includes all MedFire products and services)	**$125,000**	$125,000
Hiring of Marketing Staff for MedFire Innovations (including: Marketing staff)	**$150,000**	$150,000
Manufacturing of products developed for MedFire Innovations (additional money for additional manufacturing needs to supply product to customers)	**$100,000**	$100,000
Reserve Monies for MedFire Innovations (monies to be used for general purposes, or, for unseen needs during the course of normal operations)	**$100,000**	$100,000
Totals	**$1,000,000**	$1,000,000